Exhibit 99.1

China Sunergy Announces Preliminary Third Quarter 2012 Financial Results

Gross Margin Improved; Ongoing Market Diversification and Progress in Downstream Projects

NANJING, China, November 27, 2012 - China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy” or “the Company”), a specialized solar cell and module manufacturer, today announced its financial results for the third quarter ended September 30, 2012. Despite a challenging macro-environment, the quarterly results reflected sequentially narrower net losses1, with many key operating metrics, including shipments, conversion costs and gross margin, in line with guidance. In the quarter, China Sunergy successfully diversified into more geographies, with greater revenue contribution from markets including Australia, France and Japan compared to the second quarter of 2012.

Third Quarter 2012 Financial Highlights

•	Total revenue was US$59.5 million, a decrease of 46.1% compared with the second quarter of 2012.

•	Shipments totaled 82.5MW (81.9MW of which were module shipments), falling by 45.1% over the second quarter of 2012. Shipment volume was consistent with the Company’s guidance of between 80 and 85MW.

•	Average selling price (ASP) for the Company’s solar modules was US$0.71 per watt, 4 cents or 5.3% lower than that of the second quarter 2012.

•	Conversion costs for cells and modules in the third quarter of 2012 were US$0.17 and US$0.23 per watt, respectively. This is slightly better than the Company’s expectation, and the Company reiterates its cost reduction roadmap to achieve cell and module conversion costs of US$0.15 and US$0.21 per watt, respectively, at the end of 2012.

•	Gross profit, including inventory provision totaling US$1.3 million, was US$0.4 million, and gross margin was 0.7%. Achieving a positive gross profit and gross margin was attributable to decrease in wafer costs. Adjusted non-GAAP[2] gross profit, excluding the aforementioned inventory provision, was US$1.7 million, leading to adjusted non-GAAP[2] gross margin of 2.8% in the third quarter of 2012.

•	Net losses[1] were US$23.2 million, an improvement over net losses of US$30.3 million in the second quarter of 2012. Net margin was negative 39.0%. On an adjusted non-GAAP[2] basis, net losses were US$9.6 million, and non-GAAP[2] net margin was negative 16.2%.

•	Net loss per ADS[1] was US$1.74 on both a basic and a diluted basis, compared to a net loss per ADS of US$2.26 on both a basic and a diluted basis in the second quarter of 2012. Non-GAAP[2] net loss per ADS was US$ 0.72 on both a basic and a diluted basis in the third quarter of 2012.

•	Operating cash outflow in the third quarter was US$3.6 million, down from an outflow of US$55.9 million in the second quarter of 2012. For the three quarters ended September 30, 2012, the Company generated operating cash inflow of US$25.5 million.

1 Impairment indicators were identified in the third quarter of 2012 primarily as a result of the challenging conditions in the solar industry. The Company is in the process of its impairment testing for long-lived assets and finalizing the potential impairment charge. Therefore, these numbers are preliminary and could change once the impairment testing is completed.

2 China Sunergy's non-GAAP financial measures for the third quarter of 2012 are its corresponding GAAP financial measures as adjusted by excluding costs related to non-cash charges, including an inventory provision totaling US$1.3 million and a bad debt provision totaling US$12.3 million. Please refer to “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures” at the end of this press release.

1

•	Cash Position: As of September 30, 2012, the Company had cash and cash equivalents and restricted cash of US$439.1 million, up from US$416.5 million as of June 30, 2012.

Operational, Technological and Business Highlights in Third Quarter

•	Expanded further in the Australian market: The Company signed a 7.8MW sales contract with Urban Group, the energy arm of a leading conglomerate, Urban Group Australia. Delivery of the solar modules was completed in August 2012.
•	Secured 50MW sales to partner V2M in Eastern Europe: The Company agreed to supply 50MW of multi-crystalline PV modules to its Bulgarian partner V2M and its affiliates, for projects in Romania and Macedonia, in the third and fourth quarters of 2012.
•	Kicked off the first shipment to Dubai: The Company shipped 72kW of multi-crystalline solar modules in early September 2012 to Carillion Construction Ltd., a multinational company dedicated to sustainable and green energy projects.
•	China Sunergy’s modules passed TÜV “PID” Test: The Company’s solar modules passed the potential induced degradation test conducted by TÜV Rheinland Group with superior results of a 0.1% degradation rate, versus the 5% benchmark. Such results again proved the quality and reliability of China Sunergy’s modules.
•	QSAR cell efficiency improvement: The average efficiency of the Company’s QSAR cell has reached 19.0% in the third quarter of 2012, and the record high was 19.7% as of September 30, 2012.

Mr. Stephen Cai, CEO of China Sunergy, commented: “In spite of a challenging market environment, our financial performance of this quarter remained in line with expectations, and the Company has performed solidly in managing costs and cash flow. We believe that the quarter marked a turning point for China Sunergy, as we continued diversifying our end markets, forming new partnerships with strong customers, and gradually transforming ourselves from a pure manufacturer to a downstream solar solutions provider. China Sunergy will continue to make strategic investments to develop European and US markets despite ongoing trade disputes. We will also work diligently at business fundamentals and continue to optimize our cost structure and pursue technological advances. We are confident that we have the right business strategies in place to weather the current industry turmoil and benefit from future market recovery.”

Third Quarter 2012 Financial Review

Total Revenue and Shipments

For the third quarter of 2012, total revenue was US$59.5 million (US$58.5 million of which was from modules), representing a sequential decline of 46.1% over the second quarter of 2012, resulting from drops in both shipments and ASP in the quarter.

Shipments for the third quarter of 2012 were 82.5MW, including 81.9MW of solar modules, in line with the Company’s guidance.

Although Italy and Germany remained important markets for the Company, accounting for 16.8% and 15.3% of total revenue, respectively, in the third quarter of 2012, the Australian market grew strongly, contributing 26.0% of total revenue. This demonstrated China Sunergy’s success in strategically diversifying into more geographies. Other markets with notable revenue contribution increases included France, Portugal and Japan.

Gross Profit and Gross Margin

Gross profit, which included an inventory provision totaling US$1.3 million, was US$0.4 million in the third quarter of 2012, improving from the gross loss of US$0.3 million in the second quarter of 2012. Gross margin was 0.7% for the third quarter of 2012, compared to negative gross margin of 0.3% for the second quarter of 2012. Lower wafer cost was the major driver for sequentially better gross margin in the third quarter of 2012. Adjusted non-GAAP gross profit, which excluded the aforementioned inventory provision, was US$1.7 million, leading to adjusted non-GAAP gross margin of 2.8% in the third quarter of 2012.

2

 ASP

Module ASP for the third quarter of 2012 was US$0.71 per watt, which was 4 cents (5.3%) lower than that of the last quarter. The lowered ASP was driven by market forces, primarily caused by an imbalance of supply and demand throughout the global solar value chain, and, to a lesser extent, continuously falling raw material prices.

Costs

In the third quarter of 2012, wafer costs were US$0.27 per watt, representing a sequential 1 cent decrease over the second quarter of 2012. The prices of polysilicon and wafers are expected to continue declining mildly for the rest of the year. Conversion costs of cells and modules manufactured in the third quarter of 2012 were US$0.17 and US$0.23 per watt, respectively, which were better than management’s earlier expectations. Management reaffirmed the Company’s cost reduction roadmap to achieve cells and module conversion costs of US$0.15 and US$0.21 per watt, respectively, at the end of 2012.

Operating Expense, Operating Profit/Loss and Net Income/Loss

The Company has identified impairment indicators related to its long-lived assets mainly as a result of challenging conditions in the solar industry. The Company expects the assessment process to take one to two months, and will report the outcome and any impairment when it is completed. If an impairment charge is made, it will be non-cash accounting charge, which will negatively affect certain of the Company’s financial statement items, including operating expenses, operating profit/loss and net income/loss. Such potential impairment charge has not been reflected in the discussion of preliminary results below.

Operating expenses surged to US$28.4 million in the third quarter of 2012, from US$17.0 million in the second quarter of 2012. The significant increase in operating expenses was due primarily to rising SG&A expenses, from US$14.7 million in the second quarter of 2012 to US$26.2 million in the third quarter of 2012, which mainly included a bad debt provision of US$12.3 million recorded in the third quarter of 2012, compared to the US$3.1 million bad debt provision recorded in the second quarter. The increase in bad debt provision was mainly due to specific accrual against several customers. Adjusted non-GAAP operating expenses, which excluded the bad debt provision, were US$16.1 million, in the third quarter of 2012.

Losses from operations were US$28.1 million, and net losses were US$23.2 million for the third quarter of 2012. Main factors accounting for the gap between losses from operations and net losses included a US$7.8 million foreign exchange gain from currency translation, US$2.1 million of interest income, US$7.3 million of interest expense, and a US$2.0 million income tax gain. On an adjusted non-GAAP basis, losses from operations were US$14.5 million, and net losses were US$9.6million for the third quarter of 2012.

Inventory

Inventories at the end of the third quarter of 2012 reached US$56.1 million, a slight increase from US$53.3 million at the end of the second quarter of 2012. The increase in third quarter inventories was primarily in preparation of an increased spot market demand the Company expected in October 2012. The Company carefully monitors its inventory balance and strives to maintain inventory at a reasonable level.

Cash and Cash Flow

As of September 30, 2012, the Company had cash and cash equivalents of US$190.7 million, and restricted cash of US$248.4 million. Operating cash outflow was US$3.6 million for the third quarter of 2012, representing a significant improvement from cash outflow of US$55.9 million in the second quarter of 2012, as a result of stringent working capital control, resulting in better accounts receivable and other receivable positions on the balance sheet as of September 30, 2012.

3

Capital Expenditures

Capital expenditures were US$7.6 million for the third quarter of 2012 and were primarily for continued expansion of R&D Center, which is expected to be completed by the first quarter of 2013.

Additional Company Updates Subsequent to Q3 2012

•	Signed sales contract with INFiNi in Japan: the Company signed a sales contract for 1.65MW of solar modules with INFiNi Group, a well-known conglomerate headquartered in Osaka, Japan. China Sunergy’s solar modules are to be installed in Okayama First Solar Plant in Japan, the first ground-mounted solar project of INFiNi. All shipments were completed in October 2012 as scheduled.
•	Invested in China Sunergy’s first solar parks in UK: the Company has completed the transactions to procure its first two solar park projects, with a size of about 5 MW each, in the southwest Cornwall region of the UK. China Sunergy will arrange for the construction of the projects, and then own and operate these two solar parks.
•	China Sunergy’s collaboration with Netherlands’ Leading PV Integrator OSPS: the Company signed a supply contract with Oskomera Solar Power Solutions B.V. in the Netherlands to deliver up to 7MW of high efficiency monocrystalline solar modules to OSPS for roof-top projects covering 2,500 Dutch households.

Fourth Quarter Guidance

The Company believes that weak market demand and industry oversupply will continue to adversely affect its business for the rest of the year, and it expects that challenging conditions in the global solar market will persist through the first half of 2013.

To the best of its knowledge at this time, the Company estimates that fourth quarter shipments will be in the range of 90MW to 100MW. The Company expects its gross margin to remain in low single digits and forecasts a net loss in the fourth quarter of 2012. Such guidance is based on the average Euro-US dollar exchange rate in September. For the full year 2012, the Company reaffirms its estimated yearly total shipments at approximately 400MW to 420MW.

Conference Call

China Sunergy’s management will host an earnings conference call on Tuesday, November 27, 2012 at 8:00 a.m. Eastern Time (Tuesday, November 27, 2012 at 9:00 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss financial highlights of the third quarter in 2012, provide business outlook and answer questions.

To access the conference call, please dial:

United States toll-free:	+1 866 519 4004
International:	+ 65 6723 9381
Singapore:	6723 9381
China:	800 819 0121 (Domestic) /400 620 8038 (Domestic Mobile)
Hong Kong:	+852 2475 0994

Please ask to be connected to Q3 2012 China Sunergy Co., Ltd. Earnings Conference Call and provide the following passcode: 70980470.

China Sunergy will also broadcast a live audio webcast of the conference call. The broadcast will be available for 7 days by visiting the “Investor Relations” section of the company’s web site at http://www.chinasunergy.com

Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free:	+1 855 452 5696
International:	+61 2 8199 0299

4

The passcode for replay participants is: 70980470. The telephone replay also will be archived on the “Investor Relations” section of the company’s website for seven days following the earnings announcement.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. is a specialized solar cell and module manufacturer. China Sunergy manufactures solar cells from silicon wafers, which utilizes crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect, and assembles solar cells into solar modules. China Sunergy sells these solar products to Chinese and overseas module manufacturers, system integrators, and solar power systems for use in various markets. For more information, please visit our website at http://www.chinasunergy.com.

Investor and Media Contacts:

China Sunergy Co., Ltd.

Elaine Li

Phone: + 86 25 5276 6696

Email: Elaine.li@chinasunergy.com

Brunswick Group

Hong Kong	Shanghai
Ginny Wilmerding	Clarisse PanPhone: + 86-21-6039-6303
Phone: + 852 3512 5000	Email: csun@brunswickgroup.com
Email: csun@brunswickgroup.com

Annie Choi
Phone: + 852 3512 5000
Email: csun@brunswickgroup.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings, including any decisions by the US International Trade Committee and Department of Commerce on the petitions filed; the economic slowdown in China and elsewhere and its impact on the Company’s operations; demand for and selling prices of the Company’s products, execution of our strategy to expand into downstream solar power businesses, the future trading of the common stock of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

5

The following financial information is extracted from the Company’s condensed consolidated financial statements for the respective periods.

About Non-GAAP Financial Measures

To supplement China Sunergy’s consolidated financial results for the third quarter of 2012 presented in accordance with GAAP, China Sunergy uses the following measures defined as non-GAAP financial measures by the SEC: gross profit, losses from operations, net losses, operating expenses and net loss per ADS excluding costs related to non-cash charges, including inventory provision and/or bad debt provision. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures” set forth at the end of this release.

China Sunergy believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP gross profit, losses from operations, net losses, operating expenses and net loss per ADS is that these non-GAAP measures exclude costs related to non-cash charges, including inventory provision and/or bad debt provision. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table has more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

6

China Sunergy Co., Ltd.

Unaudited Preliminary Condensed Consolidated Income Statement Information

(In US$ ’000, except share and per share data)

	For the 3 months ended
	Sep 30, 2012		Jun 30, 2012	Sep 30, 2011

Sales to third parties	58,024		106,943	143,116
Sales to related parties	1,458		3,441	2,682
Total sales	59,482		110,384	145,798
Cost of goods sold	(59,090)		(110,669)	(165,703)
Gross profit	392		(285)	(19,905)
Operating expenses:
Selling expenses	(5,403)		(4,850)	(4,458)
General and administrative expenses	(20,772)		(9,891)	(11,746)
Research and development expenses	(2,270)		(2,245)	(1,694)
Impairment of long-lived assets	-	*	-	-
Total operating expenses	(28,445)	*	(16,986)	(17,898)
Income(loss) from operations	(28,053)	*	(17,271)	(37,803)
Interest expense	(7,334)		(7,917)	(6,969)
Interest income	2,098		2,152	1,135
Other income/(expenses), net	8,043		(10,387)	1,149
Changes in fair value of derivatives	2		-	2,039
Income(loss) before income tax	(25,244)	*	(33,423)	(40,449)
Income tax benefit(expense)	2,022	*	3,141	9,168

Net income(loss)	(23,222)	*	(30,282)	(31,281)

Net income(loss) per ADS
Basic	$(1.74)	*	$(2.26)	$(2.34)
Diluted	$(1.74)	*	$(2.26)	$(2.34)

Weighted average ADS outstanding
Basic	13,372,292		13,372,292	13,372,292
Diluted	13,372,292		13,372,292	13,372,292

*: These figures are subject to change pending the finalization of the Company’s impairment testing.

7

China Sunergy Co., Ltd

Unaudited Preliminary Condensed Consolidated Balance Sheet Information

(In US$ ’000, except share and per share data)

	Sep 30, 2012		Dec 31, 2011
Assets
Current Assets
Cash and cash equivalents	190,724		209,479
Restricted cash	248,393		84,435
Accounts receivable, net	121,081		152,286
Other receivable, net	19,075		46,646
Project assets	15,180		9,204
Income tax receivable	-		2,604
Inventories, net	56,106		43,978
Advance to suppliers, net	5,279		5,419
Amount due from related parties	50,057		634
Current deferred tax assets	13,722	*	6,416
Restricted cash-collateral account	1,625		-
Other current assets	54		249
Total current assets	721,296	*	561,350
Property, plant and equipment, net	183,015	*	164,535
Prepaid land use rights	28,771	*	23,360
Deferred tax assets	17,598	*	17,598
Intangible assets	2,700	*	4,839
Restricted cash-collateral account	-		1,654
Amount due from related parties-non current	5,914		29,622
Other long-term assets	3,417	*	6,951
Total assets	962,711	*	809,909

Liabilities and equity
Current liabilities
Short-term bank borrowings	515,052		322,216
Accounts payable	70,185		47,720
Notes payable	48,488		56,206
Accrued expenses and other current liabilities	16,435		14,037
Income tax payable	82
Amount due to related parties	118,000		57,610
Collateral account payable	1,625		-
Convertible bond payable	1,500		-
Current defered tax libility	295		786
Total current liabilities	771,662		498,575
Collateral account payable	-		1,654
Convertible bond payable	-		27,500
Long-term debt	95,302		125,439
Accrued warranty costs	16,864		14,763
Other liabilities	3,343		2,891
Total liabilities	887,171		670,822
Equity:
Ordinary shares: US$0.0001 par value; 267,287,253 shares issued outstanding as of September 30, 2012 and December 31, 2011.	27		27
Additional paid-in capital	185,367		185,367
Accumulated profit(deficit)	(144,063)	*	(81,006)
Accumulated other comprehensive income	34,209	*	34,699
Total equity	75,540	*	139,087
Total liabilities and equity	962,711	*	809,909

*: These figures are subject to change pending the finalization of the Company’s impairment testing.

8

Preliminary Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures

(In US$ ’000)

	For the 3 months ended
	Sep 30, 2012	Jun 30, 2012	Sep 30, 2011

GAAP Net loss	(23,222) *	(30,282)	(31,281)
Inventory Write Down	1,279	382	26,804
Bad Debts provision	12,320	3,119	860
Impairment of long-lived assets	- *	-	-
Non-GAAP Net loss	(9,623)	(26,781)	(3,617)
Non-GAAP Net loss per ADS
Basic	$(0.72)	$(2.00)	$(0.27)
Diluted	$(0.72)	$(2.00)	$(0.27)

Weighted average ADS outstanding
Basic	13,372,292	13,372,292	13,372,292
Diluted	13,372,292	13,372,292	13,372,292

*: These figures are subject to change pending the finalization of the Company’s impairment testing.

9